Synutra International, Inc.
2275 Research Blvd., Suite 500
Rockville, MD 20850 U.S.A.
301-840-3888
301-838-0312 fax
www.synutra.com

VIA EDGAR AND FACSIMILE

May 11, 2010

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Norman Gholson, Attorney-Advisor

Re:	Synutra International, Inc.
Registration Statement on Form S-3 (File No. 333-163677)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Synutra International, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 4:00 P.M. EST, on May 12, 2010, or as soon thereafter as practicable.

The Company acknowledges that:

•
should the United States Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Synutra International, Inc.

By:	/s/ Weiguo Zhang
Name:	Weiguo Zhang
Title:	President